Exhibit 99.1

Announcement on Resignations of Directors

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that on 15 February 2022, the Board received the notices from Mr. Jin Qiang, Executive Director and Vice President, Mr. Jin Wenmin, Executive Director and Vice President, and Mr. Huang Fei, Executive Director, Vice President and a member of the Strategy Committee, tendering their resignations from their positions as Executive Directors of the Company, due to change of work arrangements. Mr. Huang Fei also resigned from his position as a member of the Strategy Committee of the Company. The other positions held by Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei in the Company remain unchanged. The resignations of Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei will not cause the number of members on the Board to fall below the statutory minimum number of members.

According to the Articles of Association of the Company and other related laws, the resignations of Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei will take effect once each of the notices of resignation is sent to the Board on 15 February 2022. The resignations of Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei will not affect the normal operation of the Company. Each of Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

During their respective tenure, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei have performed their duties diligently and conscientiously, and have actively performed their duties as directors. The Board would like to express their appreciation for the outstanding contributions made by Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei to the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 15 February 2022

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